ARTMAP INC/HACKER NOON

Profit and Loss

January-December, 2024

	Total
Income	
Brand Dashboard	$56,685.93
Boosted Stories	314.18
Translation	309.99
Total for Brand Dashboard	**$57,310.10**
Business Blogging	413,183.05
Contextual Ads	277,797.80
Emails Sale	76,723.14
Grant	30,728.42
Job Board	32,011.32
Managed Account	28,884.00
Parent Category	5,610.00
Referral	266.57
Sales	$568.33
Social Media Promotion	500.00
Total for Sales	**$1,068.33**
Startups of the Year	47,970.70
Top Navigation	3,500.00
Writing Competition	264,000.00
Total for Income	**$1,239,053.43**
Cost of Goods Sold	
Advertising & Marketing Cost	41,117.57
Discounts/Refunds	6,600.00
Discounts/Refunds Given (deleted)	-22,377.76
Shipping	38.30
Writing Competition Payouts	25,244.00
Total for Cost of Goods Sold	**$50,622.11**
Gross Profit	**$1,188,431.32**
Expenses	
Bank Charges & Fees	5,747.88
Cost of Emails	26,891.12
Editorial Payroll	95,360.00
Editorial Team	$209.82
Related Editorial	14,672.00
SEO	3,180.46
Total for Editorial Team	**$18,062.28**
Hackernoon documentary	12.99
Insurance	6,719.81
Legal & Accounting	53,798.03
Marketing Payroll	84,420.75
Marketing Team	499.00

ARTMAP INC/HACKER NOON

Profit and Loss

January-December, 2024

	Total
Operation	$6,026.68
Internet	502.70
Meals	10,671.82
Other Business Expenses	1,054.07
Smookes Corp	128,300.00
Total for Operation	**$146,555.27**
Product Payroll	247,505.33
Sales Payroll	166,126.82
Team Productivity Tools	11,748.98
Team Tools & Benefits	$3,961.99
US Benefits	11,532.20
Total for Team Tools & Benefits	**$15,494.19**
Tech Stack	269,339.64
Travel	1,596.90
Travel (deleted)	110.00
US Gov/ Payroll tax	45,476.61
Total for Expenses	**$1,195,465.60**
Net Operating Income	**-$7,034.28**
Net Income	**-$7,034.28**